FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 02, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 02, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

27 November 2002

GlaxoSmithKline PLC

                             GSK Share Re-Purchases


GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 800,000 of its ordinary shares at a price of 1242.2382p per share.

                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

Mr J D Coombe                      The grant of options over 1,031
                                   Ordinary Shares under the GlaxoSmithKline
                                   Savings Related Share Option Scheme at a price of (pound)9.16 per Ordinary Share. The savings contract under this scheme commenced on 1 December 2002.


The Company was notified of this transaction on 2 December 2002.


S M Bicknell
Company Secretary

2 December 2002

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


29 November 2002      The  Administrators  of the SmithKline  Beecham  Employee
                      Benefit  Trust ("the  Trust")  notified  the Company on 2
                      December  2002  that  79,524  Ordinary  shares  had  been
                      transferred   from  the  Trust  to  participants  of  the
                      SmithKline  Beecham  1991  Share  Option  Plan,  and  998
                      shares  had  been   transferred   from  the  Trust  to  a
                      participant in the UK Bonus Investment Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

2 December 2002

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

27 November 2002       The Administrators of the GlaxoSmithKline US Retirement
                       Savings Plan ("the Plan") notified GlaxoSmithKline plc on
                       2 December 2002, that as a result of movement in the fund on the 27 November 2002, the number of Ordinary Share
                       ADRs held by the fund had increased from 18,172,040 to 18,199,075 at an average price of $38.40.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

2 December 2002